SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PROCERA NETWORKS, INC.

(Name of Subject Company (Issuer))

KDR ACQUISITION, INC.

KDR HOLDING, INC.

(Name of Filing Persons (Offerors))

FRANCISCO PARTNERS IV, L.P.

FRANCISCO PARTNERS IV-A, L.P.

(Names of Filing Persons (Others))

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

74269U203

(CUSIP Number of Class of Securities)

Andrew Kowal

KDR Acquisition. Inc.

KDR Holding, Inc.

c/o Francisco Partners

One Letterman Drive

Building C – Suite 410

San Francisco, CA 94129

(415) 418-9200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Michael J. Kennedy

Jeffrey C. Wolf

Shearman & Sterling LLP

Four Embarcadero Center, Suite 3800

San Francisco, CA 94111

(415) 616-1100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
Not applicable*	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	☒ Not applicable	Filing party:	☒ Not applicable
Form or Registration No.:	☒ Not applicable	Date filed:	☒ Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of Procera Networks, Inc. (“Procera”) by KDR Acquisition, Inc. (“Purchaser”), a wholly owned subsidiary of KDR Holding, Inc. (“Parent”). The following document related to the proposed tender offer is attached as an exhibit to this communication:

•	Press Release issued by Procera dated April 22, 2015 (Exhibit 99.1)

The tender offer for the outstanding common stock of Procera has not yet commenced. This exhibit is neither an offer to purchase nor a solicitation of an offer to sell any shares of common stock of Procera or any other securities. On the commencement date of the Offer, Parent and Purchaser, affiliates of Francisco Partners IV, L.P. and Francisco Partners IV-A, L.P., will file a Tender Offer Statement on Schedule TO (“Schedule TO”), including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”) and thereafter, Procera will file a Solicitation/Recommendation Statement on Schedule 14D-9 (“Schedule 14D-9”) with the SEC. Investors and security holders are urged to read both the Schedule TO and the Schedule 14D-9 regarding the Offer, as each may be amended from time to time, when they become available because they will contain important information relevant to making any decision regarding tendering shares of Procera’s common stock. These materials will be sent free of charge to all stockholders of Procera when available. In addition, all of these materials (and all other materials filed by Procera with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by Procera with the SEC by contacting Procera’s Investor Relations department at 47448 Fremont Boulevard, Fremont, California 94538; telephone number (510) 230-2777 or diane.pope@proceranetworks.com.

Exhibit Index

Exhibit Number	Description

99.1	Press Release issued by Procera dated April 22, 2015